U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                      NETWORK CAPITAL, INC.
         (Name of Small Business Issuer in its charter)



           Minnesota                        41-0829057
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)



       11900 Wayzata Blvd., Suite 100, Hopkins, MN  55305
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (612) 541-1155


Securities to be registered under Section 12(b) of the Act:  None


Securities to be registered under Section 12(g) of the Act:

                  Common Stock, Par Value $0.01

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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                            Page

Part I

1. Description of Business                                           3

2. Management's Discussion and Analysis or Plan of Operations        7

3. Description of Properties                                         8

4. Security Ownership of Certain Beneficial Owners and Management    8

5. Directors, Executive Officers, Promoters and Control Persons      9

6. Executive Compensation                                            9

7. Certain Relationships and Related Transactions                    9

8. Description of Securities                                         9

Part II

1. Market Price of and Dividends on the Registrant's               10
    Common Equity and Related Stockholder Matters

2. Legal Proceedings                                               10

3. Changes in and Disagreements with Accountants                   10

4. Recent Sales of Unregistered Securities                         10

5. Indemnification of Directors and Officers                       11

Part F/S  Financial Statements                                     14

Part III

1. Index to Exhibits                                               14

2. Description of Exhibits                                         14

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                ITEM 1.  DESCRIPTION OF BUSINESS

History

The Company was formed as a Minnesota corporation in May 1959 initially under the name of Fast Car Wash Co. In September 1968 the Company amended and restated its articles of incorporation. The Company changed its name to Eagle Industries, Inc., organized for the purpose of seeking a favorable business opportunity. In January 1997 the Company changed its name from Eagle Holdings, Inc. to Network Capital, Inc.

In September 1991 the Company transferred its operations into Iowa Dirt Farms Ltd. Partnership of Minnesota (Iowa Dirt Farms) for a 37.5% general partner interest in the partnership. After that date the Company operated as a holding company. Iowa Dirt Farms filed a petition for bankruptcy under Chapter 7 in 1993.

In 1995 the Company had 1,687,624 shares of common stock issued and outstanding. In 1996 the Company issued 31,104 shares of common stock in settlement of certain liabilities attributed to the Company during the Iowa Dirt Farms bankruptcy proceedings. In 1996 the Company issued 12,000 shares of common stock in exchange for convertible debentures at $1.50 per share.

During 1997 and 1998 the Company issued 2,250,000 shares of common stock to reimburse its President for monies advanced, expenses incurred, services rendered and interest incurred in settling the claims against Iowa Dirt Farms. In January 1997 the Company issued 50,000 shares of common stock at $0.10 per share. In March 1997 the Company issued 800,000 shares of common stock at $0.03 per share. In April 1998 the Company issued 1,400,000 shares at $0.03 per share.

General

The Company is now seeking a favorable business opportunity in which to participate. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. The Company will investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant.

To date, opportunities have been made available to the Company through its officers and directors and through professional advisors including securities broker-dealers and through members of the financial community. It is anticipated that business opportunities will continue to be available primarily from these sources.

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis regarding the quality of the other firm's management and personnel, the asset base of such firm or enterprise, the anticipated acceptability of new products or marketing concepts, the merit of the firms business plan, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.

The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

There are no plans or arrangements proposed or under consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of diversification should be considered a substantial risk, because it will not permit the Company to offset potential losses from one venture against gains from another.

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Selection of a Business

The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth", the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services.

The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company. The Company will not acquire or merge with a business or corporation in which the Company's officers, directors, or promoters, or their affiliates or associates, have any direct or indirect ownership interest.

The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors.

The decision to participate in a specific business may be based on management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and other factors which are difficult, if not impossible, to analyze through any objective criteria. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

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Acquisition of a Business

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, Management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1)

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of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company will be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Governmental Regulation

It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable investments.

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Employees

The Company is a development stage company and currently has no employees. Executive officers, who are not compensated for their time contributed to the Company, will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be approximately 20 hours per month per person. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                           OPERATIONS

Results of Operations

Six Months Ended September 30, 2000 and 1999

The Company had no revenue from continuing operations for the six-month periods ended September 30, 2000 and 1999.

General and administrative expenses for the six-month periods ended September 30, 2000 and 1999 consisted of general corporate administration, legal and professional expenses, and accounting and auditing costs. These expenses were $1,636 and $0 for the six-month periods ended September 30, 2000 and 1999, respectively. General and administrative expenses in the period ended September 30, 2000 were greater due to expenses incurred to bring the Company's corporate and financial records current and locate a new business venture in which to participate.

The Company had no interest expense or interest income in the six-month periods ending September 30, 2000 or 1999. As a result of the foregoing factors, the Company realized a net loss of $1,636 for the six months ended September 30, 2000 and no gain or loss for the comparable period in 1999.

Fiscal Years Ended March 31, 2000 and 1999

The Company had no revenue from continuing operations for the fiscal years ended March 31, 2000 and 1999.

General and administrative expenses for the years ended March 31, 2000 and 1999 consisted of general corporate administration, legal and professional expenses, and accounting and auditing costs. These expenses were $6,567 and $1,478 for the periods ended March 31, 2000 and 1999, respectively. General and administrative expenses for the year ended March 31, 2000 were greater due to expenses incurred to bring the Company's corporate and financial records current and locate a new business venture in which to participate.

The Company had no interest expense or interest income in the fiscal years ended March 31, 2000 or 1999. As a result of the foregoing factors, the Company realized a net loss of $6,567 and $1,478 for the years ended March 31, 2000 and 1999, respectively.

Liquidity and Capital Resources

At September 30, 2000, the Company had a working capital deficit of $2,974. Management does not believe that the Company has sufficient cash to meet the anticipated needs of the Company's operations through the next 12 months. In the past the Company's sole director has provided capital through the purchase of common stock. This individual has indicated his willingness to provide additional debt or equity financing in the future, but there is no written agreement or commitment to do so. Should this individual fail to provide financing, the Company has not identified any alternative sources. Consequently, there is substantial doubt about the Company's ability to continue as a going concern.

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The  Company's  need  for capital may change dramatically  if  it acquires  an  interest  in  a business  opportunity  during  that
period.   The Company's current operating plan is to  (i)  handle
the   administrative  and  reporting  requirements  of  a  public company;  and  (ii)  search for potential  businesses,  products,
technologies  and  companies for acquisition.   At  present,  the
Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires.

               ITEM 3.  DESCRIPTION OF PROPERTIES

The  Company uses offices and related clerical services at  11900
Wayzata Blvd., Suite 100, Hopkins, MN 55305, provided by an officer and director of the Company and pays no rent.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

The following table sets forth as of August 31, 2000, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and Address                 Common     Percent
                                 Shares        of
                                             Class
Bruce Cairney (1)               1,081,391      27
5805 West 61st Street
Edina, MN 55436

George Fredericks                325,000       8
1625 Utah Drive
St. Louis Park, MN 55426

Inter-Ad, Inc. (2)               390,000       10
2801 West 28th Street
Minneapolis, MN 55416

Intergrowth Fund, Inc. (2)       300,000       7
2801 West 28th Street
Minneapolis, MN 55416

Craig Laughlin                   350,000       9
11900 Wayzata Blvd., Suite 100
Hopkins, MN 55305

Patrick L. Riggs                 325,000       8
2187 Seventh Street, East
St. Paul, MN 55119

All Executive officers and      1,081,391      27
 Directors as a Group
 (1 person)

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(1)  Mr. Cairney is the sole director and officer of the Company.
The number of shares held by Mr. Cairney includes 140,000 shares held of record by his spouse, 264,112 shares held of record by his sons, 335,000 shares held of record by Siskiyou, Inc., a private corporation owned and controlled by Mr. Cairney, and 285,000 shares held of record by Vashon, Inc., a private corporation owned and controlled by Mr. Cairney.

(2) Richard Prescott of Minneapolis, Minnesota is the controlling officer and director of Inter-Ad, Inc., and Intergrowth Fund, Inc., so he may be deemed to have investment and voting control over the shares held by those corporations.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

The following table sets forth the name, age, and position of the sole director and officer of the Company.

Name                Age  Positions (1)                   Since

Bruce Cairney       54   President and Director           1990

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

The following is information on the business experience of the sole director and officer of the Company.

Bruce Cairney has been the principal owner and President since 1948 of Siskiyou, Inc., a private company located in Minneapolis, Minnesota engaged in the computer consulting business. Since 1986 Mr. Cairney has been a director of Corona Equities, Inc. of Edina, Minnesota, a publicly-held company seeking a business venture in wihich to particpate.

                 ITEM 6.  EXECUTIVE COMPENSATION

The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under "BUSINESS." In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no proposed transactions and no transactions during the past two years to which the Company was a party and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

               ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 50,000,000 shares of common stock, par value $0.01 per share, of which 4,050,000 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

The Company is authorized to issue 5,000,000 shares of undesignated stock, par value $0.01, none of which are issued and outstanding. The Company currently has no plans to issue any undesignated stock. The Company's board of directors has authority, without action by the shareholders, to issue all or any portion of the unissued undesignated stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights and other rights of such series. The undesignated stock, if and when issued, may carry rights superior to those of the common stock.

                             PART II

 ITEM 1.  MARKET FOR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

There is no established trading market for the Company's common stock. Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. At August 31, 2000, there were approximately 382 holders of record of the Company's Common Stock.

                   ITEM 2.  LEGAL PROCEEDINGS

In 1993 Iowa Dirt Farms filed a petition for bankruptcy under Chapter 7 and received a discharge from its liabilities in 1995. During these proceedings, certain liabilities of Iowa Dirt Farm were attributed to the Company. In 1996, although creditors had not pursued any collection efforts, the Company issued 31,104 shares of common stock in settlement of certain liabilities. An additional $4,729 in Iowa Dirt Farm liabilities were attributed to the Company in the bankruptcy proceedings. The Company continues to dispute these liabilities. Through December 1999 the creditors have not contacted the Company regarding these contingent liabilities.

The Company is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against the Company have been threatened.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants since the Company's organization.

        ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In March 1999 the Company issued 14,558 shares of common stock to its President, Bruce Cairney, for funds advanced for the benefit of the Company in the amount of $437.

In March 1999 the Company issued 4,714 shares of common stock to Robert D. Schwartz for services rendered to the Company valued at $1,478.

In March 2000 the Company issued 50,000 of common shares to its President, Bruce Cairney, for funds advanced for the benefit of the Company in the amount of $1,500.

In each of the foregoing transactions, the shares were issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933. No brokers were involved in the transactions and no commissions were paid to any person. On the basis of their position with the Company or engagement by the Company, the Company believes each of the purchasers was either accredited or sophisticated and had such knowledge of the business and financial condition of the Company Buyers United so as to make an informed investment decision.

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's articles of incorporation provide the following:

  No director shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Nothing in these Articles shall eliminate or limit the liability of a director: (a) for any breach of the director's duty of loyalty to the corporation or the shareholders; (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) under (Minnesota Statutes) Section 302A.559 or 80A.23; (d) for any transaction from which the director derived an improper personal benefit; or (e) for any act or omission occurring prior to the date when the provision of these articles eliminating or limiting liability (this Article
  IV) becomes effective. If Minnesota statutes, Chapter 302A, hereafter is amended to authorize the further elimination or limitation of the liability of the directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Chapter 302A. Any repeal of this provision as a matter of law or any modification of this Article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

The Company's by-laws provide that the officers and directors shall have rights to indemnification provided by Minnesota statute. Section 302A.521 of the Minnesota Statutes provided as follows:

Subdivision 1. Definitions.

  (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

  (b) "Corporation" includes a domestic or foreign corporation that was the predecessor of the corporation referred to in this section in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

  (c) "Official capacity" means (1) with respect to a director, the position of director in a corporation, (2) with respect to a person other than a director, the elective or appointive office or position held by an officer, member of a committee of the board, or the employment relationship undertaken by an employee of the corporation, and (3) with respect to a director, officer, or employee of the corporation who, while a director, officer, or employee of the corporation, is or was serving at the request of the corporation or whose duties in that position involve or involved service as a director, officer, partner, trustee, employee, or agent of another organization or employee benefit plan, the position of that person as a director, officer, partner, trustee, employee, or agent, as the case may be, of the other organization or employee benefit plan.

  (d) "Proceeding" means a threatened, pending, or completed civil, criminal, administrative, arbitration, or investigative proceeding, including a proceeding by or in the right of the corporation.

  (e) "Special legal counsel" means counsel who has not represented the corporation or a related organization, or a director, officer, member of a committee of the board, or employee, whose indemnification is in issue.

Subdivision 2. Indemnification mandatory; standard.

  (a) Subject to the provisions of subdivision 4, a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person:

     (1) Has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

     (2)  Acted in good faith;

     (3)  Received no improper personal benefit and section
     302A.255, if applicable, has been satisfied;

     (4) In the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

     (5) In the case of acts or omissions occurring in the official capacity described in subdivision 1, paragraph (c), clause (1) or (2), reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions occurring in the official capacity described in subdivision 1, paragraph (c), clause (3), reasonably believed that the conduct was not opposed to the best interests of the corporation. If the person's acts or omissions complained of in the proceeding relate to conduct as a director, officer, trustee, employee, or agent of an employee benefit plan, the conduct is not considered to be opposed to the best interests of the corporation if the person reasonably believed that the conduct was in the best interests of the participants or beneficiaries of the employee benefit plan.

  (b) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent does not, of itself, establish that the person did not meet the criteria set forth in this subdivision.

Subdivision 3. Advances.

Subject to the provisions of subdivision 4, if a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the corporation, to payment or reimbursement by the corporation of reasonable expenses, including attorneys' fees and disbursements, incurred by the person in advance of the final disposition of the proceeding, (a) upon receipt by the corporation of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth in subdivision 2 have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the corporation, if it is ultimately determined that the criteria for indemnification have not been satisfied, and (b) after a determination that the facts then known to those making the determination would not preclude indemnification under this section. The written undertaking required by clause (a) is an unlimited general obligation of the person making it, but need not be secured and shall be accepted without reference to financial ability to make the repayment.

Subdivision 4.   Prohibition or limit on indemnification or
advances.

The articles or bylaws either may prohibit indemnification or advances of expenses otherwise required by this section or may impose conditions on indemnification or advances of expenses in addition to the conditions contained in subdivisions 2 and 3 including, without limitation, monetary limits on indemnification or advances of expenses, if the prohibition or conditions apply equally to all persons or to all persons within a given class. A prohibition or limit on indemnification or advances may not apply to or affect the right of a person to indemnification or advances of expenses with respect to any acts or omissions of the person occurring prior to the effective date of a provision in the articles or the date of adoption of a provision in the bylaws establishing the prohibition or limit on indemnification or advances.

Subdivision 5. Reimbursement to witnesses.

This section does not require, or limit the ability of, a corporation to reimburse expenses, including attorneys' fees and disbursements, incurred by a person in connection with an appearance as a witness in a proceeding at a time when the person has not been made or threatened to be made a party to a proceeding.

Subdivision 6. Determination of eligibility.

  (a) All determinations whether indemnification of a person is required because the criteria set forth in subdivision 2 have been satisfied and whether a person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in subdivision 3 shall be made:

     (1) By the board by a majority of a quorum, if the directors who are at the time parties to the proceeding are not counted for determining either a majority or the presence of a quorum;

     (2) If a quorum under clause (1) cannot be obtained, by a majority of a committee of the board, consisting solely of two or more directors not at the time parties to the proceeding, duly designated to act in the matter by a majority of the full board including directors who are parties;

     (3) If a determination is not made under clause (1) or (2), by special legal counsel, selected either by a majority of the board or a committee by vote pursuant to clause (1) or (2) or, if the requisite quorum of the full board cannot be obtained and the committee cannot be established, by a majority of the full board including directors who are parties;

     (4) If a determination is not made under clauses (1) to (3), by the shareholders, but the shares held by parties to the proceeding must not be counted in determining the presence of a quorum and are not considered to be present and entitled to vote on the determination; or

     (5) If an adverse determination is made under clauses (1) to (4) or under paragraph (b) or if no determination is made under clauses (1) to (4) or under paragraph (b) within 60 days after (i) the later to occur of the termination of a proceeding or a written request for indemnification to the corporation or (ii) a written request for an advance of expenses, as the case may be, by a court in this state, which may be the same court in which the proceeding involving the person's liability took place, upon application of the person and any notice the court requires.
  The person seeking indemnification or payment or reimbursement of expenses pursuant to this clause has the burden of establishing that the person is entitled to indemnification or payment or reimbursement of expenses.

  (b) With respect to a person who is not, and was not at the time of the acts or omissions complained of in the proceedings, a director, officer, or person possessing, directly or indirectly, the power to direct or cause the direction of the management or policies of the corporation, the determination whether indemnification of this person is required because the criteria set forth in subdivision 2 have been satisfied and whether this person is entitled to payment or reimbursement of expenses in advance of the final disposition of a proceeding as provided in subdivision 3 may be made by an annually appointed committee of the board, having at least one member who is a director. The committee shall report at least annually to the board concerning its actions.
Subdivision 7. Insurance.

A corporation may purchase and maintain insurance on behalf of a person in that person's official capacity against any liability asserted against and incurred by the person in or arising from that capacity, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of this section.

Subdivision 8. Disclosure.

A corporation that indemnifies or advances expenses to a person in accordance with this section in connection with a proceeding by or on behalf of the corporation shall report to the shareholders in writing the amount of the indemnification or advance and to whom and on whose behalf it was paid not later than the next meeting of shareholders.

                 PART F/S:  FINANCIAL STATEMENTS

The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial
Statements on page 15.

                            PART III

                   ITEM 1.  INDEX TO EXHIBITS

                ITEM 2.  DESCRIPTION OF EXHIBITS

     Copies of the following documents are included as exhibits to this report.

 Exhibit   Title of Document                         Location
   No.

   2.1     Restated Articles of Incorporation        Page E-1

   2.2     By-Laws                                   Page E-3

   15      Financial Data Schedules                  *

* The Financial Data Schedule is presented in the electronic filing with the Securities and Exchange Commission.

                           SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                     NETWORK CAPITAL, INC.

Date:  December 1, 2000              By: /s/ Bruce Cairney, President

    In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date:  December 1, 2000              By: /s/ Bruce Cairney, Director

                      NETWORK CAPITAL, INC.
                  (A Development Stage Company)

                  INDEX TO FINANCIAL STATEMENTS

                                                                        Page
Financial Statements:

   Balance Sheets as of March 31 and September 30, 2000 (Unaudited)       16

   Statements of Operations for the Three and Six Months Ended
     September 30, 2000 and 1999, and Reentrance into Development
     Stage (April 1, 1995) to September 30, 2000 (Unaudited).             17

   Statements of Stockholders' Equity (Deficit) from Reentrance into
     Development Stage (April 1, 1995) to September 30, 2000 (Unaudited)  18

   Statements of Cash Flows for the Three and Six Months Ended
     September 30, 2000 and 1999, and Reentrance into Development
     Stage (April 1, 1995) to September 30, 2000 (Unaudited).             19

   Notes to Financial Statements                                          20

   Independent Auditors' Report                                           23

   Balance Sheets as of March 31, 2000, 1999 and 1998 (Audited)           24

   Statements of Operations for the Years Ended March 31, 2000,
     1999 and 1998, and Reentrance into Development
     Stage (April 1, 1995) to September 30, 2000 (Audited).               25

   Statements of Stockholders' Equity (Deficit) from Reentrance into
     Development Stage (April 1, 1995) to March 31, 2000 (Audited).       26

   Statements of Cash Flows for the Years Ended March 31, 2000,
     1999 and 1998, and Reentrance into Development
     Stage (April 1, 1995) to September 30, 2000 (Audited)                27

   Notes to Financial Statements                                          28

                      NETWORK CAPITAL, INC.
                  (A Development Stage Company)

                         BALANCE SHEETS
                           (Unaudited)

                                               September 30,   March 31,
                                                    2000         2000
        ASSETS

Current assets:
Cash                                               $    -      $    -


Total current assets and
  total assets                                     $    -      $    -



LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable and
  accrued expenses                                 $   2,974   $   5,067

Total current liabilities                              2,974       5,067

Stockholders' equity (deficit):
 Undesignated stock: $.01 par value;
  5,000,000 shares authorized; none
  issued and outstanding                                   -          -
 Common stock: $.01 par value;
  50,000,000 shares authorized;
  issued and outstanding 4,050,000
  and 4,050,000, respectively                         40,500     40,500
 Additional paid-in capital                          552,532    548,803
 Accumulated deficit                                (512,462)  (512,462)
 Deficit accumulated during the
  development stage                                  (83,544)   (81,908)

  Total stockholders' equity (deficit)                (2,974)    (5,067)

  Total liabilities and stockholders'
   equity (deficit)                                 $      -  $       -

The accompanying notes are an integral part of these financial statements

                                       NETWORK CAPITAL, INC.
                                   (A Development Stage Company)

                                      STATEMENTS OF OPERATIONS
                                            (Unaudited)


                                                                                      Reentrance Into
                                    Three Months Ended         Six Months Ended     Development Stage
                                        September 30,            September 30,                     To
                                      2000        1999         2000        1999    September 30, 2000
Revenues                           $       -    $    -     $       -     $    -    $       -

Administrative expenses               (1,475)        -        (1,636)         -      (83,544)

Income tax expense (benefit)               -         -             -          -            -

Net income (loss)                     (1,475)         -       (1,636)         -      (83,544)

Other comprehensive
income (loss)                              -          -            -          -            -

Comprehensive income (loss)        $  (1,475)   $     -    $  (1,636)   $     -    $ (83,544)

Basic earnings (loss) per share    $       -    $     -    $       -    $     -    $    (.03)

Weighted average number of
 shares outstanding                4,050,000    3,981,345  4,050,000    3,981,345  3,191,220

    The accompanying notes are an integral part of these financial statements

                                       NETWORK CAPITAL, INC.
                                   (A Development Stage Company)

                            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                            (Unaudited)

                                                                                      Accumulated
                                                                                        Deficit
                                          Common Stock       Additional                  During
                                     Number of                Paid-In    Accumulated  Development
                                       Shares      Amount     Capital      Deficit       Stage      Total
Reentrance into development
 stage (April 1, 1995)               1,730,728   $  17,307   $ 494,018    $(512,462)   $       -  $  (1,137)
Net income (loss) - 1996                     -           -           -            -            -          -
Issuance of common stock in
 January 1997 for $.10 per share        50,000         500       4,500            -            -      5,000
Issuance of common stock in
 settlement of expenses and services
 at $.03 per share in March 1997       800,000       8,000      16,840            -            -     24,840
Net income (loss) - 1997                     -           -           -            -      (72,863)   (72,863)
Issuance of common stock on
 April 5, 1997 in settlement of
 accounts payable at $.03 per share  1,400,000      14,000      30,160            -            -     44,160
Net income (loss) - 1998                     -           -           -            -       (1,000)    (1,000)

March 31, 1998                       3,980,728      39,807     545,518     (512,462)     (73,863)    (1,000)

Issuance of common stock on
 March 24, 1999 for services at
 $.03 per share                         19,272         193         385            -            -        578
Net income (loss) - 1999                     -           -           -            -       (1,478)    (1,478)

March 31, 1999                       4,000,000      40,000     545,903     (512,462)     (75,341)    (1,900)

Issuance of common stock on March 7,
 2000 for services at $.03 per share    50,000         500       1,000            -            -      1,500
Equity contribution to cover
 administrative expenses                     -           -       1,900            -            -      1,900
Net income (loss) - 2000                     -           -           -            -       (6,567)    (6,567)

March 31, 2000                       4,050,000      40,500     548,803     (512,462)     (81,908)    (5,067)

Equity contribution to cover
 administrative expenses                     -           -       3,729            -            -      3,729
Net income (loss) - six month
 period ended September 30, 2000             -           -           -            -       (1,636)    (1,636)

September 30, 2000                   4,050,000   $  40,500   $ 552,532    $(512,462)   $ (83,544)  $ (2,974)

    The accompanying notes are an integral part of these financial statements

                                       NETWORK CAPITAL, INC.
                                   (A Development Stage Company)

                                      STATEMENTS OF CASH FLOWS
                                    Increase (Decrease) In Cash
                                            (Unaudited)

                                                                                     Reentrance Into
                                      Three Months Ended       Six Months Ended    Development Stage
                                        September 30,             September 30,                   To
                                         2000        1999        2000       1999  September 30, 2000
Cash flows from operating activities:
  Net income (loss)                   $ (1,475)   $      -    $ (1,636)  $      -  $ (83,544)
  Adjustments to reconcile net
    income (loss) to cash flows
    from operating activities:
      Stock isisued for expenses
        and services                         -           -           -          -     71,078
      Accounts payable and
        other current liabilities        1,475           -      (2,093)         -      1,837

Cash flows from operating activities         -           -      (3,729)         -    (10,629)

Cash flows from financing activities:
  Equity contribution to cover
    administrative expenses                  -           -       3,729          -     10,629

Increase (decrease) in cash                  -           -           -          -          -

Cash:
  Beginning of year                          -           -           -          -          -

  End of year                          $     -      $    -    $      -   $      -  $       -

    The accompanying notes are an integral part of these financial statements

                           NETWORK CAPITAL, INC.
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                                (Unaudited)


BASIS OF PRESENTATION

The  accompanying  unaudited financial statements  have  been  prepared  in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting
principles   for  complete  financial  statements.   In  the   opinion   of
management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ended March 31, 2001. For further information, refer to the financial statements and footnotes thereto included in the Company's summary report for the period ended March 31, 2000.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was incorporated on May 19, 1959, under the laws of the State of Minnesota. On January 23, 1997, the Company changed its name to Network Capital, Inc. Formerly the Company was known as Eagle Holdings, Inc.

In September 1991, the Company transferred its operations into Iowa Dirt Farms Ltd. Partnership of Minnesota (Iowa Dirt Farms) for a 37.5% general partner interest in this partnership. After that date the Company operated as a holding company. With Iowa Dirt Farms filing of a voluntary bankruptcy petition on October 23, 1993 under Chapter 7 of the U.S. Bankruptcy Code and its ultimate liquidation on February 22, 1995, the Company ceased to have operations. Effective April 1, 1995 the Company was deemed to have reentered the development stage.

In 1999, the Company attempted to merge with an operating company. The operating company did not comply with terms of the merger agreement and the merger was terminated. In 2000, the Company had preliminary negotiations with an operating entity, but these negotiations did not result in an agreement to merge.

The Company currently has no operations. The Company continues to search for an appropriate merger candidate.

                           NETWORK CAPITAL, INC.
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                                (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks, Estimates and Uncertainties

 Use of Estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Earnings Per Share

The  Company  implemented FASB 128: Earnings Per Share.  FASB 128  replaces the presentation of primary EPS with basic EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution from stock options and warrants and is computed using the treasury stock method. Under the treasury stock method stock options are assumed to have been exercised at the beginning of the period if the exercise price exceeds the average market price during the period. The computation of diluted EPS does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share.

Stock-Based Consideration

The Company has applied the fair value-based method of accounting for employee and nonemployee stock-based consideration and/or compensation in accordance with FASB Statement 123.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes.

The Company's net operating loss carryforwards are fully allowed for due to questions regarding the Company's ability to utilize these losses before they expire.

  Deferred tax asset relating to net operating
    loss carryforwards                      $ 78,000
  Valuation allowance                        (78,000)

  Net deferred tax asset                    $      -

                           NETWORK CAPITAL, INC.
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
                                (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Income Taxes (Continued)

At June 30, 2000, the Company has carryforwards as follows:

                                             Federal     State

  2006                                      $  42,000  $  42,000
  2007                                        179,000    151,000
  2008                                         44,000          -
  2009                                         30,000          -
  2010                                         85,000     85,000
  2011                                              -          -
  2012                                          4,000      4,000
  2013                                              -          -
  2014                                              -          -
  2015                                          5,000      5,000

                                            $ 389,000  $ 287,000

NOTE 2 - DEVELOPMENT STAGE COMPANY

On April 1, 1995, the Company was deemed to have reentered the development stage. Since that date the Company has devoted the majority of its efforts to: maintenance of the corporate status; raising capital; and the search for a merger candidate.

The Company is fully dependent upon the support of certain stockholder(s) for the maintenance of its corporate status and to provide all working capital support for the Company. These stockholder(s) intend to continue to fund necessary expenses to sustain the Company. The Company is presently seeking a merger candidate and feels it will be successful in finding such a candidate.

Failure of the Company to find a merger candidate and achieve profitable operations or the failure of its stockholder(s) to fund necessary expenses of the Company could result in the Company being unable to continue as a going concern. No estimate can be made of the range of loss that is reasonably possible should the Company be unsuccessful.

              Callahan, Johnston & Associates, LLC
          Certified Public Accountants and Consultants

                  INDEPENDENT AUDITORS' REPORT


Stockholders and Board of Directors
Network Capital, Inc.
(A Development Stage Company)
Minneapolis, Minnesota


We have audited the accompanying balance sheets of Network Capital, Inc. as of March 31, 2000, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and the period from reentrance into development stage (April 1, 1995) to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Network Capital, Inc. as of March 31, 2000, 1999 and 1998 and the results of operations and cash flows for the years then ended and the period from reentrance into development stage (April 1, 1995) to March 31, 2000, in conformity with generally accepted accounting principles.

As described in Note 2 to the financial statements, the ultimate recoverability of investments in the development stage and continuance of the Company as a going concern is dependent on future profitable operations, which presently cannot be determined.

/s/ Callahan, Johnston & Associates, LLC


CALLAHAN, JOHNSTON & ASSOCIATES, LLC
Minneapolis, Minnesota
August 9, 2000



           7850 Metro Parkway, Suite 207, Minneapolis, MN 55425
            Telephone: (952)858-7207        Fax: (952)858-7202
                     Email: callahan_johnston@msn.com

                           NETWORK CAPITAL, INC.
                       (A Development Stage Company)

                              BALANCE SHEETS

                                                       March 31,
                                           2000          1999         1998
   ASSETS

       Current assets:
       Cash                            $        -    $        -    $        -


    Total current assets and
      total assets                     $        -    $        -    $        -



  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

   Current liabilities:
    Accounts payable and
     accrued expenses                 $     5,067   $     1,900   $     1,000

    Total current liabilities               5,067         1,900         1,000

   Stockholders' equity (deficit):
    Undesignated stock: $.01 par value;
    5,000,000 shares authorized; none
    issued and outstanding                      -             -             -
    Common stock: $.01 par value;
     50,000,000 shares authorized;
     issued and outstanding
     4,050,000, 4,050,000 and
     4,000,000, respectively,              40,500        40,000        39,807
  Additional paid-in capital              548,803       545,903       545,518
  Accumulated deficit                    (512,462)     (512,462)     (512,462)
  Deficit accumulated during the
    development stage                     (81,908)      (75,341)      (73,863)

  Total stockholders'
      equity (deficit)                     (5,067)       (1,900)       (1,000)

  Total liabilities and
      stockholders' equity
      (deficit)                       $         -   $         -   $        -

 The accompanying notes are an integral part of these financial statements

                           NETWORK CAPITAL, INC.
                       (A Development Stage Company)

                         STATEMENTS OF OPERATIONS


                                                                 Reentrance Into
                                                                   Development
                                                                      Stage
                                     Years Ended March 31,             To
                                 2000        1999        1998     March 31, 2000

Revenues                      $      -   $       -   $       -    $       -

Administrative expenses         (6,567)     (1,478)     (1,000)     (81,908)

Income tax expense (benefit)         -           -           -            -

  Net income (loss)             (6,567)     (1,478)     (1,000)     (81,908)

Other comprehensive income
  (loss)                             -           -           -            -

Comprehensive income (loss)  $  (6,567)  $  (1,478)  $  (1,000)   $ (81,908)

Basic earnings (loss)
   per  share                $       -   $       -   $       -    $    (.03)

Weighted average number of
 shares outstanding          4,003,288   3,981,345   3,961,550    3,191,220


 The accompanying notes are an integral part of these financial statements

                                       NETWORK CAPITAL, INC.
                                   (A Development Stage Company)

                            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                    Accumulated
                                                                                      Deficit
                                            Common Stock    Additional                During
                                      Number of               Paid-In  Accumulated  Development
                                        Shares    Amount      Capital   Deficit      Stage       Total
Reentrance into development
 stage (April 1, 1995)                1,730,728  $ 17,307 $ 494,018   $(512,462) $        -    $(512,462)
Net income (loss) - 1996                      -         -         -           -           -            -
Issuance of common stock in
 January 1997 for $.10 per share         50,000       500     4,500           -           -        5,000
Issuance of common stock in
 settlement of expenses and services
 at $.03 per share in March 1997        800,000     8,000    16,840           -           -       24,840
Net income (loss) - 1997                      -         -         -           -     (72,863)     (72,863)
Issuance of common stock on
 April 5, 1997 in settlement of
 accounts payable at $.03 per share   1,400,000    14,000    30,160           -           -      44,160
Net income (loss) - 1998                      -         -         -           -      (1,000)     (1,000)

March 31, 1998                        3,980,728    39,807   545,518    (512,462)    (73,863)   (512,325)

Issuance of common stock on
 March 24, 1999 for services at
 $.03 per share                          19,272      193        385           -           -         578
Net income (loss) - 1999                      -        -          -           -      (1,478)     (1,478)

March 31, 1999                        4,000,000   40,000    545,903    (512,462)    (75,341)     (1,900)

Issuance of common stock on March 7,
 2000 for services at $.03 per share     50,000      500     1,000            -           -       1,500
Equity contribution to cover
 administrative expenses                      -        -     1,900            -           -       1,900
Net income (loss) - 2000                      -        -         -            -      (6,567)     (6,567)

March 31, 2000                        4,050,000 $ 40,500  $548,803    $(512,462) $  (81,908)  $  (5,067)

    The accompanying notes are an integral part of these financial statements

                          NETWORK CAPITAL, INC.
                      (A Development Stage Company)

                         STATEMENTS OF CASH FLOWS
                       Increase (Decrease) In Cash

                                                              Reentrance Into
                                                                  Development
                                                                        Stage
                                    Years Ended March 31,                  To
                                 2000       1999       1998    March 31, 2000

Cash flows from operating
 activities:
   Net income (loss)          $ (5,229)  $ (1,478)  $ (1,000)  $ (81,908)
   Adjustments to reconcile
     net income (loss) to
     cash flows from
     operating activities:
       Stock issued for
         expenses and services  1,500        578           -     71,078
       Accounts payable and
         accrued expenses       1,829        900           -      3,930

   Cash flows from operating
     Activities                (1,900)         -      (1,000)    (6,900)

Cash flows from financing
 activities:
   Equity contribution to cover
     administrative expense     1,900          -           -     6,900

Increase (decrease) in cash         -          -      (1,000)

Cash:
  Beginning of year                 -          -       1,000         -

  End of year                $      -  $       -  $        -  $      -

Summary of non cash activity:

 In  April  1998,  the Company issued shares of common  stock  as
 directed   by  its  President  totaling  1,400,000   shares   as
 reimbursement for expenses incurred and for services rendered in settling claims against the Company relating to Iowa Dirt Farms Ltd. (see Note 1).

 In 1999, the Company issued 19,272 shares of common stock to its President and another individual for services rendered.

 In March 2000, the Company issued 50,000 shares of common stock to its President for services rendered.


 The accompanying notes are an integral part of these financial statements

                      NETWORK CAPITAL, INC.
                  (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

            YEARS ENDED MARCH 31, 2000, 1999 AND 1998
               AND THE PERIOD FROM REENTRANCE INTO
                        DEVELOPMENT STAGE
                (APRIL 1, 1995) TO MARCH 31, 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was incorporated on May 19, 1959, under the laws of the State of Minnesota. On January 23, 1997, the Company changed its name to Network Capital, Inc. Formerly the Company was known as Eagle Holdings, Inc.

In September 1991, the Company transferred its operations into Iowa Dirt Farms Ltd. Partnership of Minnesota (Iowa Dirt Farms) for a 37.5% general partner interest in this partnership. After that date the Company operated as a holding company. With Iowa Dirt Farms filing of a voluntary bankruptcy petition on October 23, 1993 under Chapter 7 of the U.S. Bankruptcy Code and its ultimate liquidation on February 22, 1995, the Company ceased to have operations. Effective April 1, 1995 the Company was deemed to have reentered the development stage.

In 1999, the Company attempted to merge with an operating company. The operating company did not comply with terms of the merger agreement and the merger was terminated. In 2000, the Company had preliminary negotiations with an operating entity, but these negotiations did not result in an agreement to merge.

The Company currently has no operations. The Company continues to search for an appropriate merger candidate.

Risks, Estimates and Uncertainties

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

                      NETWORK CAPITAL, INC.
                  (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS

            YEARS ENDED MARCH 31, 2000, 1999 AND 1998
               AND THE PERIOD FROM REENTRANCE INTO
                        DEVELOPMENT STAGE
                (APRIL 1, 1995) TO MARCH 31, 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

The Company implemented FASB 128: Earnings Per Share. FASB 128 replaces the presentation of primary EPS with basic EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution from stock options and warrants and is computed using the treasury stock method. Under the treasury stock method stock options are assumed to have been exercised at the beginning of the period if the exercise price exceeds the average market price during the period. The computation of diluted EPS does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share.

Stock-Based Consideration

The Company has applied the fair value-based method of accounting for employee and nonemployee stock-based consideration and/or compensation in accordance with FASB Statement 123.

Income Taxes

The   Company  accounts  for  income  taxes  in  accordance  with
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes.

The Company's net operating loss carryforwards are fully allowed for due to questions regarding the Company's ability to utilize these losses before they expire.

  Deferred tax asset relating to net operating
    loss carryforwards                      $ 78,000
  Valuation allowance                        (78,000)

  Net deferred tax asset             $             -

                      NETWORK CAPITAL, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS

            YEARS ENDED MARCH 31, 2000, 1999 AND 1998
               AND THE PERIOD FROM REENTRANCE INTO
                        DEVELOPMENT STAGE
                (APRIL 1, 1995) TO MARCH 31, 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

At June 30, 2000, the Company has carryforwards as follows:

                                             Federal     State

  2006                                      $  42,000  $  42,000
  2007                                        179,000    151,000
  2008                                         44,000          -
  2009                                         30,000          -
  2010                                         85,000     85,000
  2011                                              -          -
  2012                                          4,000      4,000
  2013                                              -          -
  2014                                              -          -
  2015                                          5,000      5,000

                                            $ 389,000  $ 287,000


NOTE 2 - DEVELOPMENT STAGE COMPANY

On April 1, 1995, the Company was deemed to have reentered the development stage. Since that date the Company has devoted the majority of its efforts to: maintenance of the corporate status;
raising capital; and the search for a merger candidate.

The Company is fully dependent upon the support of certain stockholder(s) for the maintenance of its corporate status and to provide all working capital support for the Company. These stockholder(s) intend to continue to fund necessary expenses to sustain the Company. The Company is presently seeking a merger candidate and feels it will be successful in finding such a candidate.

Failure of the Company to find a merger candidate and achieve profitable operations or the failure of its stockholder(s) to fund necessary expenses of the Company could result in the Company being unable to continue as a going concern. No estimate can be made of the range of loss that is reasonably possible should the Company be unsuccessful.